650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 2, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Jason Niethamer, Senior Staff Accountant Christine Davis, Assistant Chief Accountant Mark Shuman, Legal Branch Chief Ryan Housel, Staff Attorney

	Re:	Limelight Networks, Inc. Form 10-K For Fiscal Year Ended December 31, 2008 Filed March 13, 2009 Commission File Number 001-33508

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2009 (the “Letter”) relating to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).

For ease of reference by the Staff in reviewing the Company’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the Letter and is also repeated prior to the applicable response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I

General

Comment 1. On page 3, you advise investors that they may read and copy materials you file with us at the Commission’s Public Reference Room at 450 Fifth Street, N.W. Please be advised that we are now located at 100 F. Street N.W., Washington, DC 20549.

Response: The Company acknowledges the Staff’s comment and will include the appropriate address in its future filings.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

AUSTIN        NEW YORK        PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, D.C.

Securities and Exchange Commission

September 2, 2009

Results of Operations, page 52

Comment 2. In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that the increase in CDN service revenues was due to an increase in the number of customers under recurring revenue contracts and an increase in traffic partially offset by a decline in unit sales price and additional services sold to new and existing customers but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Response: Section III.D of SEC Release No. 33-6835 provides that an analysis of changes in line items is required where material and where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. In the discussion of the Company’s results of operations, the Company supplementally informs the Staff that it considered Section III.D of SEC Release No. 33-6835 in discussing its conclusion that the increase in revenue for the year ended December 31, 2008 as compared to 2007 was primarily attributable to an increase in its recurring CDN service revenue of $26.1 million. Growth in the Company’s CDN service revenue for the year ended December 31, 2008 as compared to 2007 resulted primarily from an increase in the number of customers under recurring revenue contracts, and to a lesser extent, an increase in traffic (which was partially offset by a decrease in unit sales price), and to a much lesser extent, an increase in additional services sold to new and existing customers. The Company supplementally confirms to the Staff that it will provide additional disclosure of any material contributors of future revenue including the relative contribution to such revenue in its future filings.

Liquidity and Capital Resources

Cash Flow for the Years Ended December 31, 2008, 2007, and 2006

Operating Activities, page 63

Comment 3. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response: The Company acknowledges Section IV.B.1 of SEC Release 33-8350, which provides that companies should address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows. The Company attempted to comply with the guidance in SEC Release 33-8350 in its Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 63 of the Form 10-K by discussing significant changes in amounts impacting the cash flow from operations. The Company supplementally informs the Staff that for the period ended December 31, 2008, the significant driver resulting in the Company’s use of cash was the increase in accounts receivable. The increase in accounts receivable was primarily driven by the increase in sales, discussed in other sections of the Form 10-K, and to a lesser extent, by an increase in days sales

Securities and Exchange Commission

September 2, 2009

outstanding which was due to a one time delay in sending invoices to customers as a result of the Company implementing a new invoicing system during the fourth quarter. The Company confirms that it will comply with SEC Release 33-8350 requiring reporting companies to provide more detailed information regarding any material changes in the underlying drivers of cash flows in its future filings.

Use of Non-GAAP Financial Measures, page 66

Comment 4. We note your disclosure of non-GAAP revenue, non-GAAP net (loss) income and EBITDA and adjusted EBITDA. Please tell us how you considered the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we noted no substantive discussion of why these measures are useful to investors. As part of your response, please explain how management differentiates between the usefulness of non-GAAP net (loss) income and EBITDA and adjusted EBITDA. We further note that your response to comment number 14 in your response letter dated April 27, 2007 appears to address the concerns noted in our comment and you may consider providing this discussion in your non-GAAP disclosures.

Response: The Company supplementally informs the Staff that it presents non-GAAP revenue, non-GAAP net income (loss) and adjusted EBITDA to inform investors of the same adjustments that the Company’s management takes into account when it reviews and assesses the Company’s operating performance on a period-to-period basis. For this reason, the Company believes that it is useful to disclose non-GAAP revenue, non-GAAP net income (loss) and adjusted EBITDA to investors to facilitate the investors’ assessment of the Company’s operating performance on a period-to-period basis. The Company also presents EBITDA because it believes that EBITDA provides a useful metric to investors to compare the Company with other companies within its industry and across industries. In addition, it should be noted that the Company’s performance-based executive officer bonus structure is tied closely to the Company’s performance as measured in part by certain non-GAAP financial measures. The Company supplementally informs the Staff that it will include more detailed discussion of why management believes that the Company’s use of non-GAAP financial information is useful to investors in its future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Use Estimates

Revenue Recognition, page 78

Comment 5. We note that you derive revenue from multiple element arrangements that include the sale of software, post-contract support (“PCS”), and services and revenue is recognized in accordance with SOP 97-2. Please describe your methodology for establishing vendor-specific objective evidence (“VSOE”) of PCS, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renews at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type

Securities and Exchange Commission

September 2, 2009

and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Response: In response to the Staff’s comment, the Company would like to clarify that it has entered into only one multi-element arrangement that has elements that fall under the scope of SOP 97-2. The Company separately has a limited number of other arrangements whereby it delivers professional services along with CDN services that do not fall under the scope of SOP 97-2. The multi-element arrangement falling under SOP 97-2 was entered into by the Company in March 2007 and is with a single customer. The agreement is for the Company to provide consulting services related to the development of a custom CDN solution, the cross license of certain technologies, including certain components of the Company’s CDN software and technology, and PCS for both the custom CDN solution and the software component. The Company disclosed the terms of the arrangement and that VSOE could not be established in paragraphs 6 and 7 under the caption Revenue Recognition in footnote 2 Summary of Significant Accounting Policies and Use of Estimates on pages 78 through 80 of the Form 10-K. Please note that the Company also discloses this arrangement in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 47 and 48 of the Form 10-K.

The Company evaluated the arrangement when it was entered into in accordance with SOP 97-2 and EITF 00-21. The Company determined that it does not have evidence of fair value for the software/technology license element of the arrangement including the PCS nor does it have evidence of fair value of the maintenance element. Therefore, fair value could not be assigned to the individual elements and could not be split under EITF 00-21. The Company further determined the elements of the arrangement collectively represent one unit of accounting. The Company has therefore recognized revenue under this arrangement in accordance with SOP 97-2 and is recognizing revenue ratably over the software services term of the arrangement.

In response to the Staff’s comment regarding VSOE based on stated renewal rates or stand alone sales, the Company does not have VSOE of the fair value of the PCS and accordingly is unable to provide such information.

Part III (Incorporated by Reference from Definitive Proxy)

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 15

Role of Compensation Consultant, page 17

Components of Compensation, page 17

Comment 6. You state that your Compensation Committee benchmarks base salaries in the 50th to 75th percentile of the peer group data and that the Committee expects to set equity based compensation “at or above market averages.” Please adequately identify the benchmark established with regards to equity based compensation and total compensation for your named executive officers. See Item 402(b)(2)(xiv) of Regulation S-K.

Securities and Exchange Commission

September 2, 2009

Response: The Compensation Committee of the Company reviews the base salary, total cash compensation and equity compensation of the Company’s named executive officers relative to market comparables based on the data provided by a third party compensation consultant, comparative market data provided by management, and the Committee members’ own experience and knowledge, and intends to move these elements of compensation toward market averages. In fiscal year 2008, the Compensation Committee intended to generally align the Company’s named executive officer compensation against the market as follows, with base salary generally aligning nearer the lower end of the range and target equity generally aligning nearer the upper end of the range:

Element of Compensation	Percentile
Base Salary	50th to 75th
Target Total Cash	50th to 75th
Target Equity	50th to 75th

Base Salary, page 18

Comment 7. We note that your management and Compensation Committee consider, among other factors, each named executive officer’s personal performance in setting base salary. Whenever a named executive officer’s personal performance is considered for setting any element of compensation, you should describe each element of individual performance considered and how each element of compensation is structured to reflect those elements of individual performance/contribution. See Item 402(b)(2)(vii) of Regulation S-K. We note your disclosure that none of your named executive officers received an increase in base salary during fiscal year 2008.

Response: The assessment of a named executive officer’s personal performance is based on the Company’s Compensation Committee’s determination, in consultation with the Chief Executive Officer, regarding how well the named executive officer performed his job and his contribution to the achievement of the Company’s business objectives. Such assessment is qualitative, not quantitative, in nature. A named executive officer’s personal performance is not measured against formal personal performance goals or elements, and is primarily subjective, with much discretion exercised by the Company’s Chief Executive Officer and Compensation Committee. Each named executive officer’s personal performance is considered as a factor in setting his base salary and equity based incentive awards, although no specific weight is given to this factor.

Annual Incentive Cash Bonuses, page 18

Comment 8. On page 19 you disclose that in May 2008 your Compensation Committee awarded retention bonuses to certain of your named executive officers in order to motivate [them] to remain in Limelight’s service. In your response, please include a discussion telling us the bases on which the amounts of the retention bonuses were set, as well as the underlying business conditions or other circumstances that led you to believe that you were at risk of losing the services of Messrs. Raciborski, Gordon, Hale and Hatfield. See Item 402(b)(1)(iv) of Regulation S-K. Given your disclosure on page 18 that the components of your compensation package were selected, in part, to help retain your executives, it is unclear from your document why you believed that the compensation components listed on page 17 were insufficient to retain these executives.

Securities and Exchange Commission

September 2, 2009

Response: Although the components of the Company’s compensation package were selected, in part, to help retain its named executive officers, the Company believes that the retention bonuses were needed to help mitigate the effect that declines in the value of the named executive officers’ equity awards would have on the Company’s ability to retain its named executive officers. During the first quarter of 2008 and continuing into the second quarter of 2008, the Company’s stock price declined significantly, substantially impairing the value of equity awards held by the Company’s executive officers, and correlatively reducing the retentive effects of those awards. The Company believes that its future performance largely depends on the talents and efforts of highly skilled executives, and there is competition in its industry for such executives. The Company believes that among the underlying business conditions that contributed to the significant stock price decline was an adverse jury verdict returned in February 2008 against the Company in the matter of Akamai Technologies, Inc. v. Limelight Networks, Inc., finding that the Company infringed a patent at issue in the lawsuit, and awarding damages of approximately $45.5 million plus pre-judgment interest. Based on these circumstances, the Compensation Committee chose to provide a cash bonus to certain named executive officers to enhance the retentive value of the named executive officers’ overall compensation arrangements and to off-set, in part, the diminution in the retentive value of the then existing equity award component of the compensation arrangements caused by the sharp decline in the Company’s stock price in early 2008. The amount of the retention bonuses was subjectively determined by the Compensation Committee, after consultation with the Company’s Chief Executive Officer, based upon its members’ experience and judgment regarding sufficient compensation to provide incentive to the named executive officers to remain in the Company’s service and regarding each named executive officer’s importance to the Company’s success.

Long-Term Incentive Program, page 19

Comment 9. In February 2008 your Compensation Committee decided to award to each of Mr. Raciborski, Mr. Gordon and Mr. Hatfield options to purchase 250,000 shares of your common stock at an exercise price of $6.39. Please tell us how your Compensation Committee determined the number of options awarded to each of these named executive officers. In addition, please confirm that you will include such information in applicable future filings. See Item 402(b)(1)(v) of Regulation S-K.

Response: The Company supplementally informs the Staff that it uses equity compensation to align its named executive officers’ interests with those of its stockholders and to attract and retain high-caliber executives. The Compensation Committee determined the appropriate stock option grant amounts to each of Mr. Raciborski, Mr. Gordon and Mr. Hatfield to meet the Company’s retention and business objectives by reviewing and considering competitive market data, the number and value of each named executive officer’s then current equity award holdings and total compensation, each named executive officer’s personal performance, the importance of each named executive officer’s anticipated contributions to the development of long-term value creation and the Committee members’ experience and knowledge with respect to equity compensation. The Compensation Committee relied in part on peer group compensation data and extant equity award valuation analyses provided by a third party compensation consultant. The Company acknowledges the Staff’s comment and will include the appropriate disclosure in its future filings.

Comment 10. You state in your disclosure on page 18 that in 2008 your Compensation Committee considered an annual “refresh grant” in February, but instead decided to address annual refresh grants in or about June of each year. We further note your statement on page 19 that the principal

Securities and Exchange Commission

September 2, 2009

goal of your long-term equity-based incentive program is to align the interests of your named executive officers with those of your stockholders. In your response, please describe in reasonable detail the characteristics of your refresh grant program, and how the issuance of refresh grants to your named executive officers furthers the goal of your long-term equity-based incentive program. See Item 402(b)(1) of Regulation S-K.

Response: The Company supplementally informs the Staff that it does not have a formal process for the issuance of annual refresh grants to its named executive officers. The Compensation Committee intends to determine appropriate equity grants, if any, to the named executive officers in or about June of each year.

The Company believes that the issuance of additional equity to its named executive officers furthers the goal of aligning the interests of its named executive officers with those of its stockholders by ensuring that such officers hold a significant stake in the Company’s financial future. The grant of equity awards to named executive officers provides an incentive for them to manage the Company’s business from the perspective of an owner with an equity stake in the Company’s business, thus aligning the interests of the named executive officers with the interests of the Company’s stockholders. The Company believes that basing a significant component of the value of a named executive officer’s overall compensation on the maintenance of the current value of the Company’s stock and the growth of the future value of the Company’s stock is an important incentive to the named executive officers to preserve the current value and grow the future value of the Company’s stock, which furthers the interests of the Company’s other stockholders. In addition, the Company believes that the grant of new, unvested equity awards with vesting schedules that extend beyond the vesting schedules of extant equity awards renews the incentive for the named executive officer to remain with the Company and to remain focused on long term stock value creation.

2008 Equity Award Exchange Offer, page 21

Comment 11. As a related matter, we note the stock option/restricted stock unit exchange program you implemented in April 2008 which allows your named executives to exchange certain underwater options for restricted stock units on a one-for-two basis. Please tell us the basis on which you determined this exchange ratio and how this exchange program furthers the goal of your long-term incentive program of aligning the interests of your named executive officers with those of your shareholders. See Item 402(b)(1) of Regulation S-K.

Response: Please note that the Company’s named executive officers were not offered the opportunity to participate in the employee exchange offer implemented by the Company in April 2008. In May 2008, the Company’s Compensation Committee offered to one of the Company’s named executive officers, David M. Hatfield, the opportunity to exchange a portion of his outstanding stock options, with exercise prices exceeding the fair market value of the Company’s stock, for restricted stock units on the same one-for-two exchange ratio as offered in the employee exchange offer in order to help mitigate the diminution in the retentive value and motivational value of his then existing equity position resulting from the significant decline in the Company’s stock price in early 2008. The Compensation Committee determined the exchange ratio offered in the employee exchange offer based on an approximate value neutral exchange ratio in the aggregate, determined by using fair value models provided by a third party consultant to calculate the number of stock options, with exercise prices

Securities and Exchange Commission

September 2, 2009

exceeding the fair market value of the Company’s stock, approximately equal in value to one new restricted stock unit.

The Company believes that the retentive value and motivational value of equity awards to preserve current stock value and to responsibly grow stock value is diminished if the exercise price of the equity award significantly exceeds the fair market value of the Company’s stock. The Company believes that the exchange of certain of Mr. Hatfield’s stock options for unvested restricted stock units furthered the goal of the Company’s long-term incentive program of aligning the interests of its named executive officers with those of its stockholders because, over time, the restricted stock units may have a greater potential to increase in value, thereby creating better incentives for Mr. Hatfield to remain with the Company and contribute to achieving its business objectives and maximizing stockholder value. The Company also believes that unvested equity awards are a key factor in retaining named executive officers and motivating them to focus on future value creation. The exchange of certain of Mr. Hatfield’s stock options for unvested restricted stock units provides an incentive for him to remain with the Company in the long-term to realize the value of the restricted stock units over and beyond the vesting period.

Executive Compensation Tables, page 29

Grants of Plan-Based Awards in 2008, page 30

Comment 12. The executive compensation tables are not in the form set forth in Item 402 of Regulation S-K. As an example, we note that your “Grants of Plan-Based Awards” table for fiscal year 2008 omits the headings for columns (c), (d) and (e). See Item 402(d) of Regulation S-K. Please be sure that your executive compensation tables meet the applicable requirements of Item 402 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will conform the executive compensation tables to the form set forth in Item 402 of Regulation S-K, including the appropriate headings for columns (c), (d) and (e) of the “Grants of Plan-Based Awards” table, in its future filings.

Certain Relationships and Related Transactions, page 36

Policies and Procedures for Related Party Transactions, page 37

Comment 13. We note that your Audit Committee is responsible for reviewing and approving any related party transactions. In future filings, please provide a description of the policies and procedures employed by your audit committee for the review, approval, or ratification of any such transactions. See Item 404(b)(1) of Regulation S-K.

Response: The Company supplementally confirms to the Staff that it will include a description of the policies and procedures employed by its audit committee for the review, approval, or ratification of any related party transactions in its future filings.

* * * * * * *

Securities and Exchange Commission

September 2, 2009

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 320-4566 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark L. Reinstra
Mark L. Reinstra

cc:	Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary Limelight Networks, Inc.

Kevin McHolland
Ernst & Young LLP